Filed by Metrocall Holdings, Inc. Pursuant
to Rule 425 under the Securities Act of
1933 and deemed filed pursuant to Rule
14a-12 under the Securities Exchange Act of
1934, Commission File No. 333-115769

Subject Company: Metrocall Holdings, Inc.

Subject Company: Arch Wireless, Inc.

Subject Company: Wizards-Patriots Holdings, Inc.

This filing includes certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including statements relating to the consummation and timing of the merger between Metrocall Holdings, Inc and Arch Wireless, Inc. and expected future revenues, liquidity, products and growth opportunities of the combined company. These statements are based on management’s current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to changes in global economic, business, competitive market and regulatory factors, financial markets, the failure of the proposed transaction described above to be completed for any reason or the parties being unable to recognize the benefits of the transaction. More detailed information about those factors is contained in Metrocall’s and Arch’s filings with the Securities and Exchange Commission, including their respective annual reports on Form 10-K for the year ended December 31, 2003, each as amended by an Amendment No. 1 to Form 10-K filed on April 29, 2004, and their respective quarterly reports on Form 10-Q for the quarter ended March 31, 2004.

Wizards-Patriots Holdings, Inc., a recently-formed Delaware corporation that will become the parent holding company for each of Metrocall and Arch upon completion of the proposed merger, has filed a Registration Statement on Form S-4 with the SEC containing the form of a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC. Investors are urged to read the definitive joint proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information. Investors will be able to obtain these documents free of charge at the SEC’s website (www.sec.gov). In addition, documents filed with the SEC by Metrocall or Arch with respect to the proposed transaction may be obtained free of charge by contacting Metrocall Holdings, Inc., 6677 Richmond Highway, Alexandria, Virginia 22306, Attention: Tim Dietz (tel.: 703-660-6677, extension 6231) or Arch Wireless, Inc., Attention: Bob Lougee, Lougee Consulting Group, 7 Bridgeton Way, Hopkinton, MA 01748, (tel.: 508-435-6117).

Investors should read the definitive joint proxy statement/ prospectus carefully when it becomes available before making any voting or investment decision.

Metrocall and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Metrocall. The directors and executive officers of Metrocall include:

Vincent D. Kelly, Royce Yudkoff, Eugene I. Davis, Nicholas A. Gallopo, David J. Leonard Brian O’Reilly, Steven D. Scheiwe, George Z. Moratis and Stan Sech. Collectively, as of April 23, 2004, the beneficial common stock ownership of the directors and executive officers of Metrocall was approximately 3.1%. Stockholders may obtain additional information regarding the interests of such participants by reading the definitive joint proxy statement/prospectus when it becomes available.

Arch and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Arch stockholders. The directors and executive officers of Arch Include: William E. Redmond, Jr, Richard A. Rubin, Samme L. Thompson, James V. Continenza, Eric Gold, Carroll D. McHenry, Matthew Oristano, J. Roy Pottle and C. Edward Baker, Jr. Collectively, as of March 26, 2004, the beneficial common stock ownership of the directors and executive officers of Arch was approximately 9.8%. Stockholders may obtain additional information regarding the interests of such participants by reading the definitive joint proxy statement/prospectus when it becomes available.

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[The following text will be conveyed to Metrocall stockholders who have requested meetings with Metrocall management to discuss potential synergies arising from the proposed merger]

Potential Synergies Arising from the Merger

     Metrocall believes that substantial synergies and cost reductions can result from the elimination of duplicative and redundant operations, functions and locations. Since the execution of the merger agreement on March 29, 2004, members of Metrocall management, in consultation with certain Arch employees, have been developing a detailed integration plan to realize potential synergies resulting from the combination of the two businesses. These integration planning efforts have been focused on the following four major cost areas:

Service, Rent and Maintenance, also referred to as SR&M — includes the costs to operate the companies’ one and two-way network infrastructure; inventory and fulfillment functions and pager device repairs and maintenance. The integration planning working group assessed potential synergies that may exist from redundancies in headcount within the engineering and inventory functions (compensation and benefit savings); duplicate or redundant transmitter and terminal site rents and related costs from both one and two-way networks (rents, utilities and similar expenses); and telecommunications expense savings.

Selling and Marketing, also referred to as S&M — includes the costs to sell the combined company’s products and services. The integration planning working group assessed potential synergies that may exist mainly from redundancies in headcount (compensation, allowances and benefits); and overlap of office facilities locations (facility rent and utility costs).

General and Administrative, also referred to as G&A — includes the expenses incurred to operate national call centers and customer service, management information systems,

accounting, human resources, executive management and other back office support functions. The integration planning working group assessed the elimination of several redundancies such as cost savings related to the duplication of headcount functions (compensation and benefit savings); integration of billing systems to one system, and the elimination of redundant MIS systems (software license and hardware savings).

Capital Expenditures — includes costs that are required to acquire paging devices and to upgrade network infrastructure. The integration planning working group assessed potential savings from volume purchasing discounts; elimination of duplicative expenditures and increased utilization of the combined company’s inventory.

On a pro-forma basis for fiscal year 2003, Metrocall and Arch incurred approximately $694 million in SR&M, S&M and G&A expenses. Metrocall expects these expenses to decline by approximately $400 million through 2008 as a result of both cost reductions built into each company’s respective stand-alone plans as well as additional merger related cost savings. The merger related cost savings or “synergies” are costs that are anticipated to be saved as a direct result of the merger over and above the significant cost reduction expectations built into the stand-alone plans already in place at each company.

The synergy estimates are subject to a variety of assumptions, including the current assumption that the merger will be completed at the end of the third fiscal quarter of 2004 and the corresponding pace of implementation of the integration plan. This analysis has been enhanced with additional information concerning lease expirations, two-way network capabilities and other information and an update of the employee headcount assumptions. Metrocall currently estimates that the net potential merger synergies and additional cost reductions realized from the integration of the operations of Metrocall and Arch will be approximately $200 million in the aggregate (including $8.5 million for Capital Expenditures) through December 31, 2008, net of estimated transaction and implementation costs of approximately $33 million during that period to realize such merger-related cost savings and operational synergies. These transaction and implementation costs consist of deal fees associated with the merger, severance payments associated with employee headcount reductions and certain other costs associated with deconstruction of redundant facilities (i.e. lease buy-outs and transmitter deconstruction costs).

The above referenced synergies do not consider the estimated amount of income taxes that Metrocall expects to pay for the period October 1, 2004 to December 31, 2008 (estimated to be at least $50 million) related to the taxable income that its stand-alone business plan projected during this period. Based on its projections for Holding Company, Metrocall anticipates that Holding Company may be able to offset a significant portion of its taxable income with deductions resulting from its favorable consolidated tax attributes that are expected, assuming the merger is completed as contemplated, to be preserved for the benefit of Holding Company, a substantial portion of which are associated with Arch. Furthermore, Metrocall anticipates that the merger will permit some of the ''stand-alone’’ projected cost savings of the two companies to be realized more quickly than in their individual stand-alone plans. This may not result in additional net savings over the period from closing of the merger through the end of 2008 and were not considered to be potential net merger synergies, but could mitigate execution risk associated with the individual stand-alone cost reduction plans of Metrocall and Arch.

As indicated below, Metrocall currently estimates merger-related cost savings of approximately $58 million for fiscal year 2005, net of estimated costs of integration of approximately $6 million during fiscal year 2005, reflecting estimated non-recurring expenditures to realize such merger-related cost savings. Again, these savings are over and above significant expense reductions associated with Metrocall and Arch’s stand-alone business plans.

Estimated Merger Related Cost Savings for 12
Month Period ending December 31, 2005
(all amounts in millions)

Service, Rent and Maintenance	$10.5
Selling and Marketing	25.9
General Administrative	25.3
Capital Expenditures	2.0

Gross Cost Savings	$63.7
Integration Costs	6.1

Net Cost Savings	$57.6

These estimates of future cost savings and synergy benefits are inherently uncertain and subject to further refinement as the integration team continues its efforts to understand potential synergies and to develop its integration plans to capture these synergies. This synergies analysis is based upon numerous assumptions, which, by their very nature, are subject to change, including factors, which are often times out of the control of management such as the actual timing of when the merger closes.